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                                                                     EXHIBIT 8.2




                                                           May 5, 1999



Board of Directors
Douglas Federal Savings Bank, FSB
8458 Campbellton Street
Douglasville, Georgia 30134-1803

RE: Georgia corporate income tax and Georgia personal income tax opinion related to the proposed Conversion of Douglas Federal Savings Bank, a Federal Savings Bank, a federally-chartered mutual savings bank, to a federally-chartered stock savings bank and the concurrent acquisition of 100% of the newly-issued stock of such bank by First Deposit Bancshares, Inc., a newly-formed Georgia corporation.

Gentlemen:

Pursuant to your request, our opinion concerning certain Georgia corporate income tax and Georgia personal income tax consequences of the proposed Conversion of Douglas Federal Savings Bank, a Federal Savings Bank, a federally-chartered mutual savings bank ("Mutual") to a federally-chartered stock savings bank ("Stock Institution") and the concurrent acquisition of 100% of the newly-issued stock of such bank by First Deposit Bancshares, Inc., a newly-formed Georgia corporation operating exclusively within the State of Georgia ("Holding Company"), is set forth below.

STATEMENT OF FACTS

The facts and circumstances surrounding the proposed reorganization are quite detailed and are described at length in the Plan of Conversion dated February 9, 1999. A summary of the proposed Conversion and the related assumptions regarding such Conversion are documented in the federal tax opinion letter provided by Womble, Carlyle, Sandridge & Rice, LLC.

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Our opinion is based solely upon our understanding that, pursuant to the Plan of
Conversion, Mutual will, through a series of transactions, convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and issue 100% of its newly-issued stock to Holding Company.

In addition, we have assumed, based solely on the opinion of Womble, Carlyle, Sandridge & Rice, LLC, as presented in their federal tax opinion letter for purposes of this opinion, that the following federal tax consequences will result:

1. The Conversion of Mutual to Stock Institution will constitute a tax-free reorganization under the Internal Revenue Code of 1986 as amended.

2. No gain or loss will be recognized for federal income tax purposes by Mutual, Stock Institution, or Holding Company as a result of the Conversion.

3. No federal gain or loss will be recognized by the Eligible Account Holders or Supplemental Eligible Account Holders on the receipt of an interest in the liquidation account and/or nontransferable subscription rights to purchase shares of stock in Holding Company to the extent the interest in the liquidation account and the nontransferable subscription rights received have no fair market value.

4. Eligible Account Holders or Supplemental Eligible Account Holders will not realize any taxable income as a result of the exercise by them of the nontransferable subscription rights.

OPINION

Based upon our analysis of applicable Georgia tax law and administrative rulings, we have made the following determinations:

A. The income tax liability of a corporation, including a bank or thrift, conducting business and owning property within Georgia, is calculated by reference to the separate federal taxable income of that corporation, with certain modifications (Section 48-7-21 of the Official Code of Georgia Annotated).

B. The income tax liability of an individual subject to the Georgia income tax on personal income is calculated by reference to the federal Adjusted Gross Income of that individual, with certain modifications (Section 48-7-27 of the Official Code of Georgia Annotated).

Based upon the above facts and the opinions provided in the federal tax opinion letter as provided by Womble, Carlyle, Sandridge & Rice, LLC, we are of the opinion that, if the Conversion is effected in accordance with the Plan of Conversion, for Georgia tax purposes:




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1.   No gain or loss will be recognized by Mutual upon its Conversion from a federally-chartered mutual savings bank to a federally-chartered stock savings bank because such conversion will have no effect on the federal taxable income of Mutual.

2. No gain or loss will be recognized by Holding Company or Stock Institution upon the acquisition of the stock of Stock Institution by Holding Company because such acquisition will have no effect on the federal taxable income of either corporation.

3. No gain or loss will be recognized by Holding Company upon the receipt of property in exchange for its newly issued shares of stock because such receipt will have no effect on the federal taxable income of Holding Company.

4. Taxable gain will be recognized by depositors and other recipients of subscription rights only to the extent that such gain is recognized in the depositors' and other recipients' federal Adjusted Gross Income.

5. No gain or loss will be recognized by Eligible Account Holders or Supplemental Eligible Account Holders as a result of the exercise by them of the nontransferable subscription rights because such exercise will have no effect on the federal taxable income of Eligible Account Holders or Supplemental Eligible Account Holders.

Our opinion is based upon legal authorities currently in effect, which authorities are subject to modification or challenge at any time and perhaps with retroactive effect. Further, no opinion is expressed as to the tax treatment of the transaction under the provisions of any of the other sections of the Official Code of Georgia Annotated which may also be applicable thereto, or as to the tax treatments of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the opinions set forth above.

                                             Sincerely,

                                             MAULDIN & JENKINS, LLC


                                             /s/ Kenneth W. Henry